Chief Financial Officer
Ref: CFO/45/2009

August 04, 2009

Mr. Karl Hiller,
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	Eni SpA
Form 20-F for the Fiscal Year ended December 31, 2008
Filed May 14, 2009
File No. 001-14090

Dear Mr. Craig H. Arakawa,

Thank you for your facsimile dated July 30, 2009 setting forth comments of the Staff of the Commission (the "Staff") relating to the annual report on Form 20-F for the year ended December 31, 2008 filed May 14, 2009 (the "2008 Form 20-F") of Eni S.p.A. ("Eni") (File No. 001-14090).

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold italicized text, and have provided our response immediately following the comment.

Statement of Stockholders’ Equity, page F-5

We note that you have included only two years of activity in your consolidated statements of changes in shareholders’ equity. It appears that you should include three years of activity to comply with Items 8.A.2 and 17 (a) of Form 20-F.

We acknowledge the requirements of Items 8.A.2 and 17 (a) of Form 20-F to include three years of activity in our consolidated statements of changes in shareholders equity. We had planned to include three years of activity, as we had in our previous 2007 Form 20-F filed in 2008, when we prepared the Form 20-F for the fiscal year ended December 31, 2008. The earlier year was inadvertently omitted during the final preparation and filing process of our Form 20-F. Given that the earlier statement has previously been included in our SEC filings, we have concluded that the omission of that earlier year is not so significant as to require our amending the 2008 Form 20-F already filed. We are planning to publish three years of activity in our consolidated statements of change in shareholders’ equity in our future filings.

**

We are available to discuss the foregoing with you at your convenience.

We acknowledge that Eni is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Eni’s Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-5982-1000.

Very truly yours,

/s/ ALESSANDRO BERNINI
Alessandro Bernini
Chief Financial Officer
Eni S.p.A.

cc:	Lily Dang
Division of Corporation Finance
Securities and Exchange Commission